

Fitch Ratings, Inc.

2018 Form NRSRO Annual Certification

Exhibit 1.   Credit Ratings Performance Statistics

Fitch Ratings, Inc. ("Fitch") makes information pursuant to the requirements of 17 CFR 17g-2(d) publicly available at the following web address: https://www.fitchratings.com/site/regulatory.

The files containing the information can be found at the above web address by clicking on the links under the title "Annual NRSRO Certification."

A. Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016 — Credit ratings as of 12/31/2017 (%) — Other Outcomes During 12/31/2016 - 12/31/2017 (%)

Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	14	92.9%																							7.1%
AA+	2		100.0%																						
AA	16			81.3%	18.8%																				
AA-	78				79.5%	11.5%																			9.0%
A+	89				3.4%	80.9%	11.2%																		4.5%
A	144					2.1%	90.3%	6.3%																	1.4%
A-	126						3.2%	78.6%	12.7%	0.8%															4.8%
BBB+	132							6.8%	84.1%	3.8%															5.3%
BBB	136								16.9%	61.0%	17.6%	2.9%													1.5%
BBB-	155								0.6%	5.8%	66.5%	20.0%													7.1%
BB+	72										9.7%	72.2%	6.9%	8.3%											2.8%
BB	64										3.1%	1.6%	75.0%	9.4%		3.1%	1.6%						1.6%		4.7%
BB-	68							1.5%				1.5%	5.9%	64.7%	7.4%										19.1%
B+	43							2.3%						7.0%	83.7%										7.0%
B	36														11.1%	72.2%	5.6%						2.8%		8.3%
B-	49															16.3%	71.4%		4.1%				4.1%		4.1%
CCC+																									
CCC	11															9.1%	18.2%		9.1%		54.5%				9.1%
CCC-																									
CC																									
C	1																				100.0%				
TOTAL	1236																								

A. Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014 — Credit ratings as of 12/31/2017 (%) — Other Outcomes During 12/31/2014 - 12/31/2017 (%)

Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	15	86.7%	6.7%																						6.7%
AA+	1		100.0%																						
AA	3			66.7%	33.3%																				
AA-	80			12.5%	67.5%	6.3%	2.5%																		11.3%
A+	99				9.1%	51.5%	11.1%	6.1%	7.1%	1.0%															14.1%
A	164				1.2%	9.1%	60.4%	10.4%	5.5%	1.2%	0.6%														11.6%
A-	140				0.7%		10.7%	52.9%	17.9%	2.1%	2.1%	1.4%													12.1%
BBB+	113							8.8%	59.3%	7.1%	2.7%	5.3%	0.9%												15.9%
BBB	148							1.4%	17.6%	31.8%	26.4%	7.4%	3.4%		0.7%								0.7%		10.8%
BBB-	154								0.6%	10.4%	40.3%	20.8%	1.3%	5.2%								0.6%			20.8%
BB+	78							1.3%	1.3%	2.6%	19.2%	29.5%	14.1%	6.4%	3.8%	2.6%							1.3%		17.9%
BB	44											11.4%	45.5%	22.7%	2.3%		4.5%						6.8%		6.8%
BB-	44											18.2%	43.2%	13.6%	2.3%										22.7%
B+	40							2.5%		5.0%			27.5%	35.0%	5.0%	2.5%			2.5%				7.5%		12.5%
B	52						1.9%						1.9%	13.5%	26.9%	23.1%							3.8%		28.8%
B-	29													13.8%	17.2%	34.5%		6.9%					17.2%		10.3%
CCC+																									
CCC	24													20.8%	20.8%					25.0%		12.5%		20.8%	
CCC-																									
CC	1															100.0%									
C	2																					100.0%			
TOTAL	1231																								

A. Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																							Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	18	38.9%	5.6%						5.6%														5.6%		44.4%
AA+	17		5.9%			23.5%	11.8%	11.8%	29.4%																17.6%
AA	71			2.8%	22.5%	14.1%	9.9%	4.2%	9.9%	1.4%															35.2%
AA-	151			6.0%	19.2%	6.0%	9.3%	5.3%	4.0%	2.0%	1.3%			1.3%									2.0%		43.7%
A+	135				5.9%	11.9%	22.2%	7.4%	3.7%	1.5%	3.7%			0.7%		0.7%							0.7%		41.5%
A	179					2.2%	10.1%	12.8%	5.6%	2.8%	6.1%	1.7%	0.6%				0.6%						5.0%		52.5%
A-	164				0.6%	2.4%	4.3%	8.5%	12.8%	2.4%	4.3%	2.4%	1.8%	2.4%	1.2%		0.6%						3.0%		53.0%
BBB+	128					0.8%	2.3%	7.0%	7.0%	6.3%	7.0%	3.9%		0.8%		0.8%							3.9%		60.2%
BBB	105							10.5%		8.6%	3.8%	1.9%	3.8%		1.0%								8.6%		61.9%
BBB-	84							1.2%	3.6%	7.1%	10.7%	8.3%	4.8%	1.2%		1.2%							6.0%		56.0%
BB+	53								1.9%	1.9%	13.2%	11.3%	5.7%	1.9%		7.5%							28.3%		28.3%
BB	46									2.2%	19.6%	13.0%	13.0%	2.2%			4.3%								45.7%
BB-	55									5.5%	10.9%	14.5%	5.5%	3.6%		3.6%	3.6%						10.9%		41.8%
B+	34							2.9%						5.9%	14.7%	8.8%	11.8%				5.9%		14.7%		35.3%
B	38									15.8%	2.6%		2.6%	5.3%	7.9%	2.6%	7.9%				2.6%		10.5%		42.1%
B-	50													2.0%	4.0%	6.0%	14.0%		2.0%		2.0%		4.0%		66.0%
CCC+																									
CCC	8																12.5%						12.5%		75.0%
CCC-																									
CC	3																						66.7%		33.3%
C																									
TOTAL	1339																								

B. Insurance Companies - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)																							Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA																									
AA+	3		100.0%																						
AA	3			100.0%																					
AA-	15				100.0%																				
A+	36					94.4%	2.8%	2.8%																	
A	42						90.5%	2.4%	4.8%																2.4%
A-	44						4.5%	84.1%	4.5%																6.8%
BBB+	23						4.3%	8.7%	69.6%	17.4%															
BBB	16								6.3%	75.0%															18.8%
BBB-	7								14.3%	14.3%	71.4%														
BB+																									
BB	2											50.0%	50.0%												
BB-	1													100.0%											
B+																									
B	1															100.0%									
B-	1																								100.0%
CCC+																									
CCC																									
CCC-																									
CC																									
C																									
TOTAL	194																								

B. Insurance Companies - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																						Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA																									
AA+	3		100.0%																						
AA	2			100.0%																					
AA-	16			6.3%	68.8%	18.8%																			6.3%
A+	31				9.7%	71.0%	12.9%	6.5%																	
A	36				2.8%	13.9%	55.6%	11.1%	8.3%																8.3%
A-	41					2.4%	19.5%	61.0%	9.8%																7.3%
BBB+	28						7.1%	28.6%	35.7%	14.3%															14.3%
BBB	14							7.1%	21.4%	50.0%															21.4%
BBB-	8								25.0%	50.0%				12.5%											12.5%
BB+	3											66.7%													33.3%
BB	1												100.0%												
BB-	1													100.0%											
B+	1																								100.0%
B																									
B-																									
CCC+																									
CCC																									
CCC-																									
CC	1																						100.0%		
C																									
TOTAL	186																								

B. Insurance Companies - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																						Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	5		20.0%		60.0%																				20.0%
AA+	2		50.0%	50.0%																					
AA	21				14.3%	19.0%	4.8%	19.0%																	42.9%
AA-	40				10.0%	25.0%	22.5%	10.0%	2.5%																30.0%
A+	42				4.8%	16.7%	16.7%	11.9%	7.1%																42.9%
A	29					6.9%	20.7%	17.2%	6.9%	6.9%															41.4%
A-	38					7.9%	2.6%	21.1%	2.6%																65.8%
BBB+	27						3.7%	18.5%	18.5%	11.1%															48.1%
BBB	20						5.0%	10.0%	15.0%	15.0%													5.0%		50.0%
BBB-	4																								100.0%
BB+	5										20.0%														80.0%
BB	2										50.0%														50.0%
BB-	2													50.0%											50.0%
B+																									
B																									
B-																									
CCC+																									
CCC																									
CCC-																									
CC																									
C																									
TOTAL	237																								

C. Corporate issuers - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Rating (as of 12/31/2016)	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1	100.0%																							
AA+	1		100.0%																						
AA	7			85.7%	14.3%																				
AA-	18				88.9%	5.6%																			5.6%
A+	48				2.1%	87.5%	8.3%																		2.1%
A	95						86.3%	8.4%																	5.3%
A-	153						3.9%	86.3%	0.7%	2.0%															7.2%
BBB+	247							5.3%	83.4%	2.0%	0.4%		0.4%												8.5%
BBB	239								6.7%	82.8%	5.4%		0.4%												4.6%
BBB-	267								0.7%	10.5%	78.3%	5.6%													4.9%
BB+	132										13.6%	70.5%	7.6%	1.5%							0.8%				6.1%
BB	94											7.4%	74.5%	7.4%	7.4%										3.2%
BB-	94												7.4%	71.3%	2.1%	1.1%									18.1%
B+	107							0.9%					0.9%	3.7%	72.9%	5.6%	2.8%		0.9%				0.9%		11.2%
B	79														3.8%	70.9%	5.1%		5.1%						15.2%
B-	30														3.3%	16.7%	33.3%		16.7%		3.3%				26.7%
CCC+																									
CCC	20															5.0%	15.0%		40.0%		10.0%		20.0%		10.0%
CCC-																									
CC	10																				70.0%	10.0%	10.0%		10.0%
C	2																						100.0%		
TOTAL	1644																								

C. Corporate issuers - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Rating (as of 12/31/2014)	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1	100.0%																							
AA+	2		50.0%		50.0%																				
AA	11			54.5%	18.2%																				27.3%
AA-	16				75.0%	12.5%																			12.5%
A+	50				4.0%	70.0%	12.0%	8.0%				2.0%													4.0%
A	101					1.0%	58.4%	26.7%	2.0%	3.0%															8.9%
A-	131					0.8%	5.3%	61.1%	11.5%	3.1%			0.8%		2.3%										15.3%
BBB+	232						0.9%	9.9%	62.5%	11.2%	2.6%	0.4%	0.4%												12.1%
BBB	243							0.4%	12.3%	50.6%	13.2%	5.8%	0.4%										0.4%		16.9%
BBB-	249							1.2%	1.2%	20.5%	50.6%	8.8%	1.6%	1.2%	0.8%		0.4%				0.4%				13.3%
BB+	99								2.0%		22.2%	41.4%	10.1%	2.0%		1.0%	3.0%						3.0%		15.2%
BB	112										7.1%	15.2%	27.7%	7.1%	11.6%	2.7%	2.7%		0.9%				1.8%		23.2%
BB-	92							1.1%			2.2%	6.5%	16.3%	23.9%	15.2%	6.5%	1.1%		3.3%		1.1%		4.3%		18.5%
B+	99											2.0%	8.1%	13.1%	27.3%	7.1%	3.0%		2.0%				9.1%		28.3%
B	79												2.5%	3.8%	16.5%	31.6%	2.5%		2.5%		1.3%		11.4%		27.8%
B-	34														8.8%	8.8%	5.9%		11.8%			2.9%	23.5%		38.2%
CCC+																									
CCC	37														8.1%	21.6%	5.4%		2.7%		2.7%		29.7%		29.7%
CCC-																									
CC	7																				71.4%				28.6%
C	5																						80.0%		20.0%
TOTAL	1600																								

C. Corporate issuers - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	5	20.0%		20.0%			20.0%																		40.0%
AA+	6				33.3%	16.7%	16.7%																		33.3%
AA	19			10.5%	5.3%		10.5%	5.3%																	68.4%
AA-	30			6.7%	3.3%	10.0%	10.0%	6.7%	3.3%																50.0%
A+	78				5.1%	10.3%	20.5%	16.7%	7.7%	2.6%		2.6%			6.4%										28.2%
A	112				1.8%	4.5%	18.8%	24.1%	12.5%	4.5%	0.9%	0.9%			0.9%										31.3%
A-	150				4.0%	1.3%	6.7%	22.7%	18.0%	8.0%	6.7%	3.3%	0.7%												28.7%
BBB+	167						1.2%	9.6%	30.5%	16.8%	3.6%	2.4%	0.6%												35.3%
BBB	229							5.7%	11.8%	21.0%	9.6%	3.1%	0.9%		2.6%									0.4%	45.0%
BBB-	191							2.1%	9.4%	8.4%	13.6%	4.2%	3.7%	0.5%	1.6%		0.5%							2.1%	53.9%
BB+	94								1.1%	5.3%	9.6%	17.0%	3.2%	2.1%	1.1%	1.1%	2.1%							4.3%	53.2%
BB	92							1.1%		7.6%	7.6%	5.4%	7.6%	4.3%	4.3%	2.2%					4.3%			7.6%	47.8%
BB-	74							1.4%		4.1%	6.8%	2.7%	9.5%	5.4%	6.8%	5.4%	2.7%							8.1%	47.3%
B+	89									2.2%	2.2%		3.4%	4.5%	5.6%	2.2%								21.3%	58.4%
B	105							1.0%		1.0%	1.0%		1.0%	1.0%	1.0%	5.7%			1.0%					25.7%	61.9%
B-	43												9.3%	2.3%	2.3%	7.0%								34.9%	44.2%
CCC+																									
CCC	18																							72.2%	27.8%
CCC-																									
CC																									
C	2																							50.0%	50.0%
TOTAL	1504																								

D(i) Residential mortgage backed securities ("RMBS") - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	2240	81.5%		0.1%		0.4%	0.4%	0.04%					0.2%												17.2%	0.1%
AA+	200	4.5%	43.0%	33.0%	0.5%	1.5%	1.5%						0.5%												15.5%	
AA	844	16.6%	1.7%	47.3%		0.8%	8.1%	1.4%	0.4%				0.1%											0.1%	24.8%	0.2%
AA-	70	8.6%	8.6%	8.6%	42.9%	4.3%	5.7%	1.4%					2.9%												17.1%	
A+	122	8.2%	3.3%	4.1%	0.8%	66.4%	1.6%	0.8%	0.8%	0.8%															13.1%	
A	1890	1.8%	0.2%	11.2%	0.3%	1.6%	62.4%	0.1%		4.0%			0.5%											0.3%	17.4%	0.2%
A-	93	5.4%	2.2%	2.2%	1.1%	8.6%	10.8%	47.3%		1.1%			3.2%												17.2%	
BBB+	74		2.7%		5.4%	6.8%	12.2%	5.4%	52.7%	1.4%			1.4%												12.2%	
BBB	1561	0.1%	0.3%	1.6%	0.3%	0.4%	14.4%	0.6%	1.2%	60.1%	0.1%		5.1%		2.6%					0.1%				1.3%	11.4%	0.5%
BBB-	103			1.9%	3.9%	1.0%		20.4%	5.8%	10.7%	45.6%	1.0%	2.9%		1.9%										4.9%	
BB+	81							6.2%	1.2%	6.2%	7.4%	71.6%	2.5%												4.9%	
BB	2246						1.5%	0.1%	0.04%	10.3%	0.3%	1.0%	68.6%	0.04%	0.1%	2.9%				1.4%		0.1%	0.04%	2.1%	10.2%	1.3%
BB-	27									7.4%	18.5%	11.1%		48.1%	3.7%	3.7%									3.7%	3.7%
B+	42								2.4%		2.4%	2.4%	7.1%	78.6%	2.4%										4.8%	
B	1567								2.4%	0.1%	0.4%	31.7%	0.6%	0.8%		44.5%				6.3%		1.1%	0.3%	1.8%	8.4%	1.7%
B-	25										4.0%	16.0%	24.0%				48.0%			8.0%						
CCC+																									
CCC	1778												0.7%	0.1%	0.2%	28.6%				48.0%		6.9%	8.1%	2.5%	4.4%	0.6%
CCC-																									
CC	1663												0.1%		0.2%					11.5%		49.7%	28.3%	7.2%	2.4%	0.6%
C	2056																0.1%	1.7%					55.2%	17.4%	0.7%	25.0%
TOTAL	16682																									

D(i) Residential mortgage backed securities ("RMBS") - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	2564	36.8%	0.04%	0.6%		0.5%	1.0%	0.04%		0.1%			0.2%			0.1%								60.4%	0.2%
AA+	250	4.4%	23.6%	21.6%	0.4%	2.8%	1.6%			0.4%			0.4%											44.0%	0.8%
AA	1142	6.4%	1.2%	21.1%		0.4%	14.0%	0.1%	0.1%	6.1%			0.3%			0.2%							0.3%	49.4%	0.4%
AA-	80	6.3%	11.3%	12.5%	23.8%	11.3%	13.8%	3.8%					2.5%											15.0%	
A+	106	5.7%	3.8%	12.3%	0.9%	44.3%	1.9%	0.9%	2.8%	0.9%														24.5%	1.9%
A	1932	3.3%	0.3%	5.5%	0.6%	1.7%	36.9%	0.3%	0.2%	7.5%	0.1%	0.1%	1.9%			0.4%				0.1%			0.6%	40.0%	0.8%
A-	69	4.3%				13.0%	15.9%	24.6%		1.4%			4.3%											34.8%	1.4%
BBB+	100	1.0%	2.0%			4.0%	8.0%	10.0%	22.0%	2.0%	2.0%	1.0%	2.0%											46.0%	
BBB	1660	0.8%	0.1%	3.7%	0.1%	0.2%	9.6%	0.9%	1.3%	36.7%	0.1%	0.1%	8.9%		0.1%	2.8%				0.4%		0.2%	0.1%	1.7%	29.7%	2.7%
BBB-	97	4.1%	6.2%	6.2%	9.3%	8.2%	6.2%	5.2%	3.1%	4.1%	12.4%	1.0%	3.1%		2.1%	2.1%								26.8%	
BB+	37				2.7%			5.4%	5.4%	10.8%	2.7%	35.1%	10.8%			2.7%								21.6%	2.7%
BB	1833	0.7%		2.2%			11.3%	0.1%	0.3%	7.4%	0.5%	1.3%	47.7%	0.2%	0.2%	3.1%	0.1%			1.3%			0.6%	2.0%	19.1%	2.0%
BB-	26						3.8%				3.8%	7.7%	3.8%	11.5%		7.7%	11.5%								46.2%	3.8%
B+	12											8.3%	16.7%	8.3%	8.3%	16.7%	8.3%								33.3%	
B	1672	0.1%		0.5%			5.4%			5.7%	0.2%	0.4%	28.5%	0.4%	0.3%	26.1%	0.1%			6.8%		1.5%	1.5%	2.9%	18.6%	1.1%
B-	6												16.7%				33.3%								50.0%	
CCC+																										
CCC	2073			0.1%			0.5%			5.7%		0.2%	18.3%	0.2%	0.43%	13.5%	0.05%			29.8%		4.7%	8.8%	6.8%	9.7%	1.1%
CCC-																										
CC	2650						0.04%			0.3%			5.3%	0.1%		15.4%				12.6%		23.6%	18.2%	14.8%	8.7%	0.9%
C	3089												0.03%	0.1%		1.0%				2.7%		8.1%	34.0%	35.4%	2.6%	16.0%
TOTAL	19398																									

D(i) Residential mortgage backed securities ("RMBS") - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	28747	1.0%	0.1%	0.8%	0.02%	0.15%	3.0%	0.03%	0.02%	2.9%	0.01%	0.01%	4.7%	0.02%	0.01%	1.9%	0.01%		1.6%		1.1%	2.5%	35.3%	32.9%	11.8%
AA+	1337	1.0%	0.7%	1.0%		0.1%	6.4%			3.2%		0.1%	9.7%	0.1%		5.9%	0.1%		4.9%		2.7%	3.8%	29.8%	27.2%	3.5%
AA	2925	1.5%	0.3%	1.5%	0.2%	0.2%	3.4%	0.1%	0.2%	2.3%	0.1%	0.03%	7.1%	0.1%		5.9%	0.03%		4.6%		3.4%	4.0%	41.0%	20.7%	3.1%
AA-	883	0.6%	0.1%	1.0%	0.1%	0.7%	5.2%	0.2%	0.8%	2.2%	0.2%	0.1%	6.1%		0.1%	6.5%			3.9%		4.6%	6.1%	42.6%	16.1%	2.8%
A+	1036	0.2%	0.1%	1.3%	0.2%	1.1%	2.9%		0.2%	2.9%	0.2%		3.5%			6.2%	0.1%		6.4%		4.9%	9.0%	44.1%	14.3%	2.6%
A	2617	0.4%	0.2%	0.8%	0.3%	0.5%	1.8%	0.4%	0.3%	1.3%	0.2%	0.3%	3.0%		0.1%	4.0%	0.0%		5.3%		5.1%	5.7%	52.3%	15.5%	2.6%
A-	1049			0.4%		0.1%	1.2%	0.3%		1.0%	0.2%	0.2%	3.4%	0.2%		5.4%	0.1%		4.4%		5.1%	10.6%	49.7%	12.0%	5.7%
BBB+	1128	0.2%		0.2%		0.4%	1.0%	0.2%	0.7%	0.9%	0.1%	0.4%	2.0%	0.1%		2.8%	0.1%		3.4%		6.4%	8.5%	56.9%	12.9%	2.8%
BBB	2462		0.04%	0.1%		0.1%	0.3%	0.3%	0.3%	1.0%	0.2%	0.5%	1.4%	0.2%	0.3%	1.3%	0.04%		1.9%		3.9%	4.2%	63.7%	17.5%	2.7%
BBB-	988	0.1%		0.1%			0.1%	0.2%		0.7%	0.2%	0.2%	1.0%			1.5%			2.1%		2.7%	5.8%	62.1%	13.7%	9.4%
BB+	527						0.6%	0.2%		2.1%		0.6%	0.8%			1.7%			1.5%		2.1%	5.1%	69.1%	11.8%	4.6%
BB	1822			0.2%			0.4%			0.1%	0.1%	0.3%	0.6%	0.2%	0.2%	1.2%			1.9%		1.2%	2.9%	75.7%	8.6%	6.5%
BB-	248									0.4%			0.4%			0.4%			0.4%		2.0%	0.4%	81.0%	11.3%	3.6%
B+	267												2.2%						0.4%		0.4%	1.5%	88.8%	3.0%	3.7%
B	1556									0.4%			0.4%				0.3%		0.7%		0.7%	1.2%	83.7%	5.5%	7.1%
B-	87	1.1%								1.1%			2.3%			1.1%			6.9%		3.4%	4.6%	69.0%	4.6%	5.7%
CCC+																									
CCC	346			0.6%			0.9%						1.4%			1.2%			2.3%		1.7%	5.5%	72.8%	5.5%	8.1%
CCC-	3																		33.3%	66.7%					
CC	176						0.6%									1.1%	0.6%				2.8%	2.8%	75.0%	1.7%	15.3%
C	975												0.2%			0.1%					0.2%	2.3%	77.5%	1.3%	18.4%
TOTAL	49179																									

D(ii) Commercial mortgage backed securities ("CMBS") - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	2205	85.6%					0.05%																	14.4%	
AA+	6	50.0%	33.3%																					16.7%	
AA	127	6.3%	2.4%	74.8%									0.8%											15.7%	
AA-	279	0.4%		1.1%	96.8%																			1.4%	0.4%
A+	27			7.4%		81.5%																		11.1%	
A	283	6.7%		2.8%		0.4%	59.0%			1.1%														30.0%	
A-	335	0.3%	0.3%	0.3%	3.3%		0.6%	89.9%																2.1%	3.3%
BBB+	61						1.6%		82.0%	13.1%															3.3%	
BBB	137	3.6%					10.2%			59.1%			6.6%			1.5%								19.0%	
BBB-	391	0.3%			1.0%		0.5%	0.5%	0.3%	0.5%	91.6%		0.3%											3.8%	1.3%
BB+	37								2.7%		2.7%	83.8%												10.8%	
BB	234	1.7%					3.0%			4.3%			75.2%			0.9%			0.9%		0.4%		0.4%	13.2%	
BB-	174													96.6%										3.4%	
B+	3													33.3%	66.7%										
B	198						1.0%			1.5%			7.1%		0.5%	74.7%			2.0%			1.5%	0.5%	11.1%	
B-	137															1.5%	96.4%							2.2%	
CCC+																									
CCC	187	1.1%								1.1%			2.7%			7.5%			48.7%		12.3%	6.4%	3.2%	15.5%	1.6%
CCC-																									
CC	172						0.6%						0.6%			1.7%			8.7%		46.5%	25.6%	8.7%	7.0%	0.6%
C	302															0.3%			1.7%		0.7%	58.6%	36.8%	0.3%	1.7%
TOTAL	5295																								

D(ii) Commercial mortgage backed securities ("CMBS") - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1793	53.3%																						46.7%	
AA+	13	23.1%	15.4%																					61.5%	
AA	175	8.0%	1.7%	42.3%			2.3%			0.6%			0.6%											44.0%	
AA-	115	0.9%		7.0%	79.1%	1.7%																		11.3%	0.6%
A+	16	12.5%		18.8%		31.3%																		37.5%	
A	319	5.3%		3.1%		0.6%	32.6%			0.9%			1.3%						0.3%					54.9%	0.9%
A-	185	0.5%	0.5%	1.1%	1.6%		7.6%	77.8%					0.5%											10.3%	
BBB+	43	2.3%					7.0%		58.1%	18.6%			2.3%											11.6%	
BBB	235	4.7%					8.1%		3.8%	17.4%			1.3%			1.3%			0.4%		0.4%		0.4%	61.7%	0.4%
BBB-	226	0.9%			1.8%		2.7%	0.9%	0.4%	4.0%	60.6%	2.7%	0.9%								0.4%		1.8%	22.6%	0.4%
BB+	23								4.3%		4.3%	60.9%				4.3%								26.1%	
BB	305	5.2%		0.3%			3.3%			2.0%		0.3%	39.7%			2.0%			0.7%		0.7%	0.7%	1.6%	42.6%	1.0%
BB-	46												2.2%	76.1%										21.7%	
B+	5													20.0%	20.0%									60.0%	
B	275	3.6%					1.8%			1.8%			5.5%		0.7%	38.2%			3.3%		1.5%	2.2%	4.7%	36.0%	0.7%
B-	40															5.0%	55.0%				2.5%	2.5%	2.5%	32.5%	
CCC+																									
CCC	380	2.6%					0.8%			2.4%			5.5%			6.3%			20.0%		8.4%	6.6%	10.8%	33.2%	3.4%
CCC-																									
CC	311						0.6%			1.0%			1.6%			2.3%			6.8%		20.3%	25.1%	27.3%	13.5%	1.6%
C	527															0.6%			1.3%		0.4%	23.5%	63.8%	4.6%	5.9%
TOTAL	5032																								

D(ii) Commercial mortgage backed securities ("CMBS") - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Rating (as of 12/31/2007)	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3626	1.1%		0.1%		0.03%	0.4%	0.1%		0.1%			0.3%			0.5%	0.03%		0.7%		0.2%	0.5%	1.5%	76.5%	18.1%
AA+	199	2.5%	0.5%							1.5%			0.5%			1.5%			3.5%		4.5%	3.5%	6.0%	74.9%	1.0%
AA	507	1.8%	0.4%	4.3%		0.2%	1.0%			0.8%			2.4%	0.2%	0.2%	0.6%			2.6%		2.4%	3.7%	13.6%	63.5%	2.4%
AA-	250	1.6%		0.8%			0.8%			2.4%			2.0%			0.8%			3.6%		4.4%	9.6%	14.0%	58.4%	1.6%
A+	211	2.4%		0.9%		0.5%	0.5%			0.9%	0.5%		0.9%			1.9%			1.4%		2.8%	6.2%	13.3%	65.9%	1.9%
A	485	1.0%		0.8%		2.7%				0.8%	0.2%		1.6%	0.2%	1.9%		0.2%		1.9%		1.9%	5.6%	22.7%	56.3%	2.3%
A-	289	1.7%					1.0%	0.3%		0.7%			2.1%		0.7%		0.3%		2.8%		3.5%	7.6%	30.1%	47.4%	1.7%
BBB+	340	2.4%					0.6%	2.4%		0.9%			1.5%		0.9%				1.8%		2.4%	5.0%	36.2%	44.7%	1.5%
BBB	547	1.8%					0.9%			1.1%	0.2%		0.9%		0.5%				1.8%		2.0%	4.2%	39.1%	42.8%	4.6%
BBB-	495	2.2%					0.6%			0.4%	0.4%		0.4%		1.2%				1.2%		1.2%	3.4%	46.5%	39.8%	3.6%
BB+	268	2.2%					0.4%			1.1%			0.7%		1.9%				0.4%		0.7%	1.9%	60.8%	27.6%	2.2%
BB	341	1.2%		0.3%			0.9%			0.9%			1.8%		0.6%				0.3%		0.9%	4.4%	60.7%	20.8%	7.3%
BB-	218	2.3%					1.4%			2.3%					0.5%		0.5%		1.4%		0.9%	1.4%	75.7%	12.4%	1.4%
B+	207	0.5%					0.5%			1.0%			1.4%		0.5%				1.0%		0.5%	1.4%	78.7%	14.0%	0.5%
B	226	1.8%								0.4%			0.4%			0.9%			1.3%		0.9%	2.7%	77.0%	10.6%	4.0%
B-	212						0.9%						0.9%						0.5%		0.5%	2.4%	84.4%	9.9%	0.5%
CCC+	1																						100.0%		
CCC	57																						86.0%	12.3%	1.8%
CCC-																									
CC	7																						100.0%		
C	45																						86.7%	8.9%	4.4%
TOTAL	8531																								

D(iii) Collateralized loan obligations ("CLOs") - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Rating (as of 12/31/2016)	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	682	47.8%																						52.2%	
AA+	46	2.2%	8.7%																					89.1%	
AA	115	0.9%		45.2%																				53.9%	
AA-																									
A+	27	3.7%				18.5%																		77.8%	
A	87	1.1%		2.3%			37.9%																	58.6%	
A-	8	12.5%				12.5%		75.0%																	
BBB+	21			4.8%					28.6%															66.7%	
BBB	88								5.7%	36.4%														58.0%	
BBB-	10						10.0%				80.0%													10.0%	
BB+	16								6.3%			62.5%												31.3%	
BB	92												55.4%											44.6%	
BB-	2												50.0%	50.0%											
B+	8											12.5%			37.5%									50.0%	
B	20															50.0%								50.0%	
B-	67															1.5%	67.2%							31.3%	
CCC+																									
CCC	1																							100.0%	
CCC-																									
CC	4																				25.0%		75.0%		
C																									
TOTAL	1294																								

D(iii) Collateralized loan obligations ("CLOs") - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	316	6.6%																						93.4%	
AA+	23																							100.0%	
AA	67	4.5%		9.0%																				86.6%	
AA-	1																							100.0%	
A+	17					5.9%																		94.1%	
A	55	7.3%					12.7%																	80.0%	
A-	4	25.0%				25.0%	25.0%	25.0%																	
BBB+	12			8.3%					25.0%															66.7%	
BBB	66			3.0%			1.5%		7.6%	12.1%														72.7%	3.0%
BBB-	6			16.7%					33.3%															50.0%	
BB+	10								10.0%			60.0%												20.0%	10.0%
BB	63								1.6%	4.8%		3.2%	27.0%											63.5%	
BB-	4											25.0%	50.0%											25.0%	
B+	1																							100.0%	
B	24												8.3%		12.5%	12.5%	4.2%							62.5%	
B-	42												2.4%			4.8%	42.9%							50.0%	
CCC+																									
CCC	9																				11.1%		55.6%	33.3%	
CCC-																									
CC	2																						100.0%		
C																									
TOTAL	722																								

D(iii) Collateralized loan obligations ("CLOs") - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	152	1.3%																						94.1%	4.6%
AA+	2																							100.0%	
AA	61	9.8%		1.6%		1.6%	1.6%																	82.0%	3.3%
AA-	1																							100.0%	
A+	2																						50.0%	50.0%	
A	85			3.5%			2.4%		7.1%														2.4%	77.6%	7.1%
A-	12								8.3%	8.3%			8.3%											66.7%	8.3%
BBB+	13																							84.6%	15.4%
BBB	92								2.2%	2.2%		5.4%	2.2%										9.8%	67.4%	10.9%
BBB-	8																							50.0%	50.0%
BB+	4																							100.0%	
BB	55											1.8%	3.6%		5.5%	5.5%	5.5%						20.0%	52.7%	5.5%
BB-	6																							83.3%	16.7%
B+																									
B	11																				9.1%		72.7%	18.2%	
B-	5																						80.0%		20.0%
CCC+																									
CCC																									
CCC-																									
CC	2																						50.0%	50.0%	
C																									
TOTAL	511																								

D(iv) Collateralized debt obligations ("CDOs") - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	65	80.0%																						15.4%	4.6%
AA+	19	5.3%	21.1%	21.1%																				52.6%	
AA	31	12.9%		71.0%																				12.9%	3.2%
AA-	5			20.0%	60.0%																			20.0%	
A+	18		5.6%	5.6%		61.1%																		27.8%	
A	86	1.2%		7.0%		2.3%	72.1%	1.2%																15.1%	1.2%
A-	13			15.4%		7.7%		46.2%																15.4%	15.4%
BBB+	25					4.0%		4.0%	76.0%	16.0%															
BBB	76					2.6%	19.7%	3.9%		52.6%	3.9%													17.1%	
BBB-	14	7.1%								7.1%	21.4%	35.7%												7.1%	21.4%
BB+	7									14.3%	28.6%	42.9%												14.3%	
BB	96			1.0%		8.3%		1.0%		18.8%		6.3%	40.6%											8.3%	15.6%
BB-	4									25.0%			50.0%	25.0%											
B+	3												33.3%		33.3%									33.3%	
B	77						1.3%			3.9%	1.3%		19.5%	2.6%	39.0%									20.8%	11.7%
B-	14									7.1%				7.1%	7.1%	7.1%	21.4%							50.0%	
CCC+																									
CCC	93			2.2%		1.1%							3.2%			8.6%			58.1%		1.1%			15.1%	10.8%
CCC-																									
CC	91																		17.6%	63.7%	1.1%		2.2%	8.8%	6.6%
C	794																		1.6%	1.5%		68.3%	3.8%	0.8%	24.1%
TOTAL	1531																								

D(iv) Collateralized debt obligations ("CDOs") - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	70	62.9%																						32.9%	4.3%
AA+	44			4.5%																				95.5%	
AA	31	25.8%	3.2%	22.6%																				38.7%	9.7%
AA-	3				33.3%																			66.7%	
A+	24		8.3%	4.2%		16.7%																		66.7%	4.2%
A	105	2.9%		11.4%			51.4%			2.9%														30.5%	1.0%
A-	11				9.1%			45.5%																36.4%	9.1%
BBB+	24			4.2%			4.2%	4.2%	66.7%	4.2%														16.7%	
BBB	79					1.3%	16.5%	1.3%		38.0%	2.5%		1.3%											35.4%	3.8%
BBB-	17						11.8%				29.4%	23.5%												29.4%	5.9%
BB+	16			6.3%						6.3%			25.0%											56.3%	6.3%
BB	100	3.0%	1.0%	2.0%		1.0%	5.0%	1.0%		17.0%		4.0%	20.0%	1.0%		2.0%							2.0%	31.0%	10.0%
BB-	3												33.3%											66.7%	
B+	5									20.0%														80.0%	
B	100		1.0%				5.0%	1.0%		1.0%		1.0%	15.0%		1.0%	18.0%							1.0%	45.0%	11.0%
B-	14									7.1%			7.1%	7.1%		7.1%								64.3%	7.1%
CCC+																									
CCC	120						3.3%			4.2%	2.5%		7.5%		0.8%	11.7%	0.8%		20.8%		0.8%		0.8%	40.8%	5.8%
CCC-																									
CC	144									1.4%			2.8%		2.8%				22.2%	24.3%	0.7%		2.8%	35.4%	7.6%
C	1094			0.2%			0.1%			0.3%									2.3%	3.2%		49.5%	8.7%	2.3%	33.5%
TOTAL	2004																								

D(iv) Collateralized debt obligations ("CDOs") - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1499	2.0%	0.2%	1.4%		0.1%	4.8%			2.9%			1.9%			0.5%			0.4%		0.7%	1.2%	9.8%	57.0%	17.1%
AA+	166	1.2%		1.2%			3.0%			3.0%			0.6%			1.2%					1.2%	1.2%	13.9%	61.4%	12.0%
AA	427			0.5%			0.5%			0.7%		0.7%	3.3%			4.7%			5.4%		1.4%	2.3%	20.6%	40.0%	19.9%
AA-	109						1.8%			1.8%			1.8%			4.6%					0.9%	3.7%	20.2%	44.0%	21.1%
A+	168					1.2%				1.2%			0.6%			0.6%	1.8%				0.6%	7.7%	23.2%	45.2%	17.9%
A	422		0.2%							0.2%	0.2%	0.2%	0.2%		0.2%	0.2%	0.2%		5.9%		4.7%	21.8%	17.5%	32.7%	15.9%
A-	245								0.4%	0.4%			0.4%	0.4%		1.2%	2.9%				3.3%	30.2%	22.9%	25.7%	12.2%
BBB+	176						1.1%	0.6%		0.6%			0.6%			0.6%	0.6%				3.4%	19.3%	33.5%	29.5%	10.2%
BBB	409								0.2%		0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%		1.0%		0.7%	22.2%	23.7%	26.4%	24.2%
BBB-	195							1.0%				2.1%	0.5%			0.5%	0.5%		1.5%		1.5%	21.0%	32.8%	26.2%	12.3%
BB+	137							3.6%				0.7%	0.7%			0.7%					4.4%	14.6%	36.5%	19.0%	19.7%
BB	198												0.5%			0.5%					1.5%	15.7%	39.9%	20.2%	21.7%
BB-	101																					16.8%	44.6%	19.8%	18.8%
B+	64																		3.1%			10.9%	37.5%	21.9%	26.6%
B	131																0.8%					15.3%	43.5%	16.0%	24.4%
B-	85																					15.3%	50.6%	7.1%	27.1%
CCC+	18																					5.6%	33.3%	16.7%	44.4%
CCC	134																		1.5%			23.1%	34.3%	5.2%	35.8%
CCC-	9																				22.2%	11.1%	33.3%	11.1%	22.2%
CC	190																					7.9%	57.4%	2.1%	32.6%
C	122																					6.6%	49.2%	7.4%	36.9%
TOTAL	5005																								

D(v) Asset-backed commercial paper ("ABCP") - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)						Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	F1+	F1	F2	F3	B	C	Defaults	Paid Off	Withdrawn (other)
F1+	5	80.0%							20.0%	
F1	28		92.9%						3.6%	3.6%
F2	5			100.0%						
F3	-									
B	-									
C	-									
TOTAL	38									

D(v) Asset-backed commercial paper ("ABCP") - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)						Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	F1+	F1	F2	F3	B	C	Defaults	Paid Off	Withdrawn (other)
F1+	12	25.0%	16.7%	8.3%					33.3%	16.7%
F1	42	2.4%	57.1%	7.1%					26.2%	7.1%
F2	1			100.0%						
F3										
B										
C										
TOTAL	55									

D(v) Asset-backed commercial paper ("ABCP") - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)						Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	F1+	F1	F2	F3	B	C	Defaults	Paid Off	Withdrawn (other)
F1+	61	3.3%	13.1%						57.4%	26.2%
F1	63	3.2%	11.1%	3.2%					25.4%	57.1%
F2	1								100.0%	
F3										
B										
C										
TOTAL	125									

D(vi) Other asset-backed securities ("other ABS") - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)																						Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1706	73.6%		1.0%		0.5%				0.1%			0.1%			0.9%	0.1%		0.2%					23.7%	
AA+	39	15.4%	15.4%	38.5%		2.6%	2.6%										2.6%							23.1%	
AA	408	19.4%	1.7%	59.8%		1.2%	1.2%			0.2%							0.2%							16.2%	
AA-	30	40.0%	6.7%	13.3%	10.0%	3.3%		3.3%																23.3%	
A+	155	1.3%	9.0%	12.3%	2.6%	52.9%				1.3%			0.6%			1.9%								18.1%	
A	635	1.7%		7.4%	0.5%	1.4%	73.2%	0.3%	2.2%	2.5%						0.8%	0.2%							8.7%	1.1%
A-	145	1.4%				1.4%	2.8%	53.8%	33.1%	0.7%														6.9%	
BBB+	49					4.1%	4.1%	67.3%																24.5%	
BBB	260	0.4%		1.5%	0.4%	0.4%	7.3%	1.9%	1.9%	63.1%	0.4%		1.9%	0.4%		0.4%								18.1%	1.9%
BBB-	45						2.2%			2.2%	51.1%		6.7%											37.8%	
BB+	17					5.9%						76.5%												17.6%	
BB	81									12.3%	3.7%	2.5%	66.7%			2.5%								8.6%	3.7%
BB-	23					4.3%				13.0%				78.3%										4.3%	
B+	6													16.7%	66.7%	16.7%									
B	51	2.0%		2.0%						2.0%	2.0%		5.9%	2.0%	5.9%	62.7%	5.9%							7.8%	2.0%
B-	12																91.7%		8.3%						
CCC+																									
CCC	15																6.7%		20.0%		26.7%		40.0%		6.7%
CCC-																									
CC	19									5.3%			5.3%			10.5%					57.9%			10.5%	10.5%
C	48									14.6%							4.2%		4.2%			68.8%		4.2%	4.2%
TOTAL	3744																								

D(vi) Other asset-backed securities ("other ABS") - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1837	36.8%		1.6%			0.6%			0.7%			0.5%			1.6%	0.1%		0.2%					56.0%	1.9%
AA+	39	7.7%	7.7%	10.3%		5.1%	2.6%									5.1%								53.8%	7.7%
AA	290	17.6%	0.7%	20.3%		0.7%	1.7%			0.7%			1.0%			0.3%								53.4%	3.4%
AA-	38	26.3%		7.9%	2.6%	2.6%		2.6%								5.3%								52.6%	
A+	174	3.4%	7.5%	14.4%		28.7%				1.1%			0.6%			2.9%								35.6%	5.7%
A	641	4.2%		11.5%	0.2%	0.3%	42.9%	0.6%	2.3%	2.5%			0.6%	0.2%		1.4%	0.3%							32.3%	0.6%
A-	85	2.4%		1.2%			3.5%	40.0%	18.8%															34.1%	
BBB+	185	0.5%						3.8%	9.2%	0.5%														18.9%	67.0%
BBB	318	2.2%	0.3%	1.3%	0.6%	0.9%	2.2%	0.3%	0.3%	22.3%	0.3%	0.3%	0.6%			0.3%			1.3%				1.9%	58.8%	6.0%
BBB-	39				2.6%	2.6%					2.6%			2.6%									5.1%	64.1%	20.5%
BB+	24					4.2%				4.2%	4.2%	16.7%		4.2%										41.7%	25.0%
BB	81			4.9%			6.2%		1.2%	7.4%	2.5%		16.0%			1.2%					1.2%			45.7%	13.6%
BB-	27									3.7%				48.1%										3.7%	44.4%
B+	11						9.1%				9.1%				9.1%									9.1%	63.6%
B	81									1.2%	1.2%		4.9%		1.2%	4.9%	1.2%		1.2%					43.2%	40.7%
B-	53																17.0%		1.9%		5.7%			3.8%	71.7%
CCC+																									
CCC	12																				50.0%			25.0%	25.0%
CCC-																									
CC	20									5.0%		5.0%	10.0%			10.0%					30.0%			30.0%	10.0%
C	67									10.4%							3.0%				1.5%	49.3%		9.0%	26.9%
TOTAL	4022																								

D(vi) Other asset-backed securities ("other ABS") - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3613	9.0%		0.8%	0.03%	0.2%	1.1%	0.2%	0.03%	0.8%			0.5%			0.6%	0.3%		0.1%		0.1%	0.1%		71.1%	15.1%
AA+	39	2.6%				5.1%	35.9%			7.7%						2.6%					5.1%	2.6%		38.5%	
AA	198	1.0%		3.5%		0.5%	2.0%	1.0%	0.5%	1.5%		0.5%	1.0%									3.5%		79.8%	5.1%
AA-	38											2.6%												94.7%	2.6%
A+	151			0.7%																	0.7%	0.7%		95.4%	2.6%
A	510	2.0%		1.8%	0.2%	2.5%	4.1%		0.4%	1.2%	0.6%	0.4%	0.8%	0.2%		0.6%	0.4%		0.4%		1.2%	2.5%		75.3%	5.5%
A-	36						5.6%			2.8%														86.1%	5.6%
BBB+	121																							84.3%	15.7%
BBB	541							0.2%		2.4%						0.2%			0.4%		0.6%	1.1%	0.2%	68.0%	27.0%
BBB-	81										1.2%										1.2%		1.2%	69.1%	27.2%
BB+	22																						13.6%	77.3%	9.1%
BB	73													1.4%							1.4%		1.4%	64.4%	31.5%
BB-	30													40.0%									3.3%	46.7%	10.0%
B+	5																							20.0%	80.0%
B	24																						8.3%	37.5%	54.2%
B-	10																						20.0%	40.0%	40.0%
CCC+																									
CCC	32																						28.1%	25.0%	46.9%
CCC-	2																						50.0%	50.0%	
CC	26																						30.8%		69.2%
C	122																						47.5%	2.5%	50.0%
TOTAL	5674																								

D(vii) Other Structured Finance Products ("other SFPs")[1] - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)																						Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	409	93.4%																						2.2%	4.4%
AA+	6		33.3%	33.3%																					33.3%
AA	84			90.5%																				4.8%	4.8%
AA-	1				100.0%																				
A+	2					50.0%	50.0%																		
A	46					8.7%	84.8%																	4.3%	2.2%
A-	4					25.0%	50.0%	25.0%																	
BBB+	16						25.0%	12.5%	56.3%																6.3%
BBB	5					20.0%		20.0%	20.0%	40.0%															
BBB-	3								33.3%	33.3%														33.3%	
BB+	2										50.0%													50.0%	
BB																									
BB-																									
B+																									
B																									
B-	3															100.0%									
CCC+	1																								100.0%
CCC																									
CCC-																									
CC																									
C																									
TOTAL	582																								

D(vii) Other Structured Finance Products ("other SFPs") - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																						Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	404	70.5%																						22.3%	7.2%
AA+	6	16.7%	16.7%																						66.7%
AA	70	2.9%	1.4%	55.7%			8.6%																	20.0%	11.4%
AA-	3			33.3%																					66.7%
A+	3			33.3%	33.3%																				33.3%
A	38			2.6%		5.3%	71.1%																	7.9%	13.2%
A-	3					33.3%	66.7%																		
BBB+	16					6.3%	25.0%	6.3%	25.0%																6.3%	31.3%
BBB	23					4.3%	8.7%	13.0%	21.7%	4.3%														39.1%	8.7%
BBB-	2								50.0%															50.0%	
BB+	4								25.0%	25.0%														50.0%	
BB																									
BB-	1															100.0%									
B+	4															50.0%									50.0%
B																									
B-																									
CCC+																									
CCC	1										100.0%														
CCC-																									
CC																									
C																									
TOTAL	578																								

[1] D(vii) Other Structured Finance Products ("other SFPs"): Data includes structured finance other long term ratings not otherwise classified including covered bond programs and closed end fund ratings.

D(vii) Other Structured Finance Products ("other SFPs") - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	400	18.8%		0.5%		0.5%	2.3%	0.8%	1.8%	0.5%														60.0%	15.0%
AA+	1																								100.0%
AA	40			52.5%																				22.5%	25.0%
AA-																									
A+	48						43.8%																	50.0%	6.3%
A	8						25.0%																	75.0%	
A-																									
BBB+	1						100.0%																		
BBB																									
BBB-																									
BB+																									
BB																									
BB-																									
B+																									
B																									
B-																									
CCC+																									
CCC																									
CCC-																									
CC																									
C																									
TOTAL	498																								

E(i) Sovereign issuers - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	23	100.0%																							
AA+	4		100.0%																						
AA	10			90.0%	10.0%																				
AA-	6				83.3%	16.7%																			
A+	6					83.3%	16.7%																		
A	5					60.0%	40.0%																		
A-	6							100.0%																	
BBB+	6						16.7%		66.7%	16.7%															
BBB	7									85.7%	14.3%														
BBB-	14									21.4%	57.1%	21.4%													
BB+	4									25.0%		50.0%	25.0%												
BB	6												100.0%												
BB-	9												22.2%	66.7%	11.1%										
B+	12														75.0%	8.3%	8.3%						8.3%		
B	11															100.0%									
B-	5																100.0%								
CCC+																									
CCC	3															33.3%							66.7%		
CCC-																									
CC																									
C																									
TOTAL	137																								

E(i) Sovereign issuers - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	25	92.0%	8.0%																						
AA+	4		50.0%	50.0%																					
AA	9			77.8%	11.1%	11.1%																			
AA-	3				100.0%																				
A+	8				12.5%	50.0%	25.0%																		12.5%
A	4					75.0%	25.0%																		
A-	6						16.7%	83.3%																	
BBB+	8							12.5%	50.0%	25.0%	12.5%														
BBB	7						14.3%			28.6%	14.3%	28.6%	14.3%												
BBB-	13									30.8%	46.2%	23.1%													
BB+	4									25.0%	25.0%		50.0%												
BB	3												100.0%												
BB-	14												7.1%	28.6%	35.7%	14.3%	7.1%						7.1%		
B+	8													12.5%	25.0%	25.0%	12.5%						25.0%		
B	11														18.2%	63.6%	18.2%								
B-	2												50.0%				50.0%								
CCC+																									
CCC	2																						100.0%		
CCC-																									
CC																									
C																									
TOTAL	131																								

E(i) Sovereign issuers - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	29	69.0%	10.3%	13.8%		3.4%		3.4%																	
AA+	4	25.0%		25.0%	25.0%																				25.0%
AA	6		16.7%	16.7%			16.7%	16.7%		16.7%	16.7%														
AA-	3			33.3%						33.3%			33.3%												
A+	7				42.9%	42.9%	14.3%																		
A	8				37.5%	12.5%		25.0%				12.5%											12.5%		
A-	4					50.0%		50.0%																	
BBB+	7							14.3%	28.6%	28.6%	14.3%														14.3%
BBB	5									40.0%	40.0%				20.0%										
BBB-	4										50.0%	25.0%	25.0%												
BB+	9							11.1%		22.2%		11.1%	33.3%		11.1%								11.1%		
BB	2									50.0%		50.0%													
BB-	13									7.7%	7.7%	7.7%	7.7%	15.4%	30.8%	7.7%							15.4%		
B+	6														16.7%	33.3%	16.7%						16.7%		16.7%
B	7													14.3%	14.3%	14.3%	14.3%						14.3%		28.6%
B-	7														14.3%	14.3%	14.3%								57.1%
CCC+																									
CCC	1																						100.0%		
CCC-																									
CC																									
C																									
TOTAL	122																								

E(ii) U.S. Public Finance - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)																				Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	427	93.4%	1.9%	0.7%	0.2%																				3.7%
AA+	507	2.8%	92.5%	2.0%			0.4%																		2.4%
AA	627	1.3%	5.4%	84.8%	3.3%	0.5%																			4.6%
AA-	610	1.0%	2.8%	8.2%	77.0%	3.0%	1.1%	0.2%																	6.7%
A+	440	0.5%	0.7%	2.3%	5.9%	78.2%	4.5%	1.1%		0.2%		0.2%													6.4%
A	311		1.0%	2.3%	3.9%	2.9%	80.1%	1.9%	0.3%																7.7%
A-	233			0.4%	1.3%	3.9%	7.3%	76.0%	1.7%	0.4%	0.4%										0.4%				8.2%
BBB+	156				1.3%	2.6%	3.8%	11.5%	70.5%	2.6%	1.3%														6.4%
BBB	122					2.5%	2.5%	2.5%	7.4%	72.1%	9.0%														4.1%
BBB-	111							0.9%	2.7%	6.3%	80.2%	5.4%	2.7%	0.9%											0.9%
BB+	58									8.6%	67.2%	5.2%	1.7%												17.2%
BB	32											3.1%	71.9%												25.0%
BB-	23												13.0%	65.2%	8.7%		4.3%						4.3%		4.3%
B+	11													18.2%	54.5%	9.1%			9.1%						9.1%
B	14													7.1%	14.3%	57.1%			14.3%						7.1%
B-	7																28.6%		42.9%						28.6%
CCC+																									
CCC	1																					100.0%			
CCC-																									
CC	4																				50.0%	50.0%			
C	8																					12.5%	87.5%		
TOTAL	3702																								

E(ii) U.S. Public Finance - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																				Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	439	73.1%	3.6%	0.9%	0.5%																				21.9%
AA+	458	10.0%	75.3%	5.2%	0.9%		0.2%																		8.3%
AA	612	2.3%	15.4%	62.7%	5.1%	1.3%																			13.2%
AA-	649	1.1%	4.0%	16.0%	55.8%	4.6%	2.3%	0.5%	0.2%			0.2%													15.4%
A+	454	0.4%	1.3%	4.6%	12.1%	56.8%	4.0%	1.3%	0.4%			0.2%													18.7%
A	332		0.9%	2.7%	8.1%	10.2%	56.6%	3.9%	0.9%	0.6%															16.0%
A-	225			0.4%	3.1%	8.4%	14.2%	47.6%	4.0%	1.3%	1.8%			0.4%							0.4%				18.2%
BBB+	163				0.6%	1.2%	3.7%	3.7%	23.3%	39.9%	6.1%	2.5%	0.6%												18.4%
BBB	125					0.8%	3.2%	8.8%	10.4%	40.0%	4.8%	3.2%	2.4%		0.8%										25.6%
BBB-	119					2.5%	3.4%	2.5%	6.7%	10.1%	47.9%	6.7%	0.8%	1.7%											17.6%
BB+	61							4.9%	1.6%	4.9%	11.5%	42.6%	4.9%	1.6%	1.6%							1.6%	1.6%		23.0%
BB	37									2.7%	8.1%	5.4%	37.8%	2.7%	2.7%	2.7%	2.7%		2.7%						32.4%
BB-	26										3.8%	3.8%	7.7%	30.8%	3.8%	3.8%	3.8%		3.8%			3.8%	19.2%		19.2%
B+	12												8.3%	16.7%	33.3%	8.3%						8.3%			25.0%
B	15							6.7%		6.7%				6.7%	13.3%	26.7%			20.0%				6.7%		13.3%
B-	7															28.6%	14.3%		14.3%						42.9%
CCC+																									
CCC	1																				100.0%				
CCC-																									
CC	3																				33.3%	33.3%	33.3%		
C	5																						100.0%		
TOTAL	3743																								

E(ii) U.S. Public Finance - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	264	55.7%	4.9%	1.9%	1.1%	0.4%																			36.0%
AA+	212	38.2%	28.8%	4.2%	0.5%																				28.3%
AA	504	8.1%	32.7%	15.3%	5.2%	2.0%	0.6%	0.6%	0.2%	0.4%	0.2%			0.4%									0.4%		33.9%
AA-	520	2.7%	12.9%	24.4%	14.4%	6.5%	4.6%	0.6%	0.2%		0.4%	0.2%		0.6%									0.6%		33.1%
A+	707	0.7%	2.0%	13.3%	16.8%	10.3%	5.2%	1.8%	0.1%	0.1%	0.3%			0.1%									0.1%		48.9%
A	487	0.2%	2.9%	5.7%	13.6%	13.8%	12.5%	4.1%	2.3%	2.1%	0.4%	0.2%			0.4%	0.2%					0.2%		0.6%		40.5%
A-	333	0.3%	1.2%	3.6%	8.7%	11.7%	11.1%	11.1%	3.0%	0.9%	0.9%		0.6%										0.6%		46.2%
BBB+	167			3.0%	2.4%	6.6%	5.4%	13.2%	10.8%	1.2%	3.6%	3.0%			1.2%								1.2%		48.5%
BBB	178	0.6%	1.1%		3.9%	5.6%	3.9%	4.5%	4.5%	3.9%	1.7%	3.4%	1.1%	0.6%	0.6%				1.1%				3.9%		59.0%
BBB-	117				0.9%	3.4%	0.9%	3.4%	6.0%	6.0%	2.6%	3.4%	4.3%	0.9%	0.9%				0.9%			0.9%	3.4%		59.0%
BB+	26							3.8%		7.7%		3.8%	3.8%	3.8%							3.8%				73.1%
BB	21										4.8%				4.8%	4.8%					4.8%		4.8%		76.2%
BB-	9																						22.2%		77.8%
B+	5																								100.0%
B	7							28.6%							14.3%										57.1%
B-	4																			25.0%					75.0%
CCC+																									
CCC	7														14.3%								28.6%		57.1%
CCC-																									
CC	3																						33.3%		66.7%
C	1																								100.0%
TOTAL	3572																								

E(iii) International Public Finance - 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2016 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	15	100.0%																							
AA+	1		100.0%																						
AA	34			94.1%	2.9%																				2.9%
AA-	20			5.0%	90.0%																				5.0%
A+	9					88.9%																			11.1%
A	23					4.3%	73.9%	21.7%																	
A-	15							73.3%	26.7%																
BBB+	28							7.1%	64.3%	28.6%															
BBB	34								14.7%	67.6%	8.8%														8.8%
BBB-	40									7.5%	80.0%	7.5%													5.0%
BB+	24										4.2%	83.3%	4.2%												8.3%
BB	23											4.3%	73.9%	8.7%											13.0%
BB-	13													38.5%	23.1%										38.5%
B+	8														75.0%										25.0%
B	11															90.9%									9.1%
B-	2																100.0%								
CCC+																									
CCC	1																		100.0%						
CCC-																									
CC																									
C	1																					100.0%			
TOTAL	302																								

E(iii) International Public Finance - 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2014 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	12	100.0%																							
AA+	5		20.0%	80.0%																					
AA	32			81.3%	9.4%																				9.4%
AA-	16				93.8%																				6.3%
A+	11				9.1%	63.6%																			27.3%
A	14					7.1%	50.0%	35.7%																	7.1%
A-	10						10.0%	40.0%	40.0%																10.0%
BBB+	26							11.5%	30.8%	38.5%	3.8%														15.4%
BBB	36							2.8%	13.9%	33.3%	27.8%	5.6%	5.6%												11.1%
BBB-	34								2.9%	14.7%	44.1%	14.7%	11.8%									2.9%			8.8%
BB+	12									8.3%		41.7%		16.7%											33.3%
BB	17											11.8%	41.2%	5.9%	5.9%										35.3%
BB-	11													36.4%	36.4%										27.3%
B+	8														25.0%										75.0%
B																									
B-																									
CCC+																									
CCC	5															40.0%	20.0%						20.0%		20.0%
CCC-																									
CC	1																						100.0%		
C																									
TOTAL	250																								

E(iii) International Public Finance - 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit ratings as of 12/31/2017 (%)																					Other Outcomes During 12/31/2007 - 12/31/2017 (%)		
Credit Rating	# of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	39	15.4%		23.1%		2.6%	5.1%	7.7%	5.1%																41.0%
AA+	12			41.7%	8.3%	8.3%		16.7%																	25.0%
AA	23		4.3%	13.0%				4.3%	17.4%	13.0%															47.8%
AA-	32				9.4%			6.3%	9.4%	3.1%															71.9%
A+	17			5.9%	5.9%	5.9%				23.5%			5.9%												52.9%
A	13									23.1%		7.7%	7.7%												61.5%
A-	7							28.6%																	71.4%
BBB+	3							33.3%			66.7%														
BBB	6							16.7%	16.7%		33.3%														33.3%
BBB-	8								12.5%	12.5%	62.5%														12.5%
BB+	5									20.0%	20.0%	20.0%													40.0%
BB	5													20.0%	20.0%										60.0%
BB-	11									18.2%	9.1%	9.1%	9.1%	9.1%									9.1%		36.4%
B+	5															20.0%									60.0%
B	4													25.0%			25.0%								50.0%
B-																									
CCC+																									
CCC																									
CCC-																									
CC																									
C																									
TOTAL	190																								

Definitions and Symbols

International Credit Rating Scales

The Primary Credit Rating Scales (those featuring the symbols 'AAA'–'D' and 'F1'–'D') are used for debt and financial strength ratings. This page describes their use for issuers and obligations in corporate, public, structured and infrastructure and project finance debt markets.

Within rating categories, Fitch may use modifiers. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. For example, the rating category 'AA' has three notch-specific rating levels ('AA+'; 'AA'; 'AA–'; each a rating level). Such suffixes are not added to 'AAA' ratings and ratings below the 'CCC' category. For the short-term rating category of 'F1', a '+' may be appended. For Viability Ratings, the modifiers '+' or '-' may be appended to a rating to denote relative status within categories from 'aa' to 'ccc'. For Derivative Counterparty Ratings the modifiers '+' or '-' may be appended to the ratings within 'AA(dcr)' to 'CCC(dcr)' categories.

International credit ratings relate to either foreign currency or local currency commitments and, in both cases, assess the capacity to meet these commitments using a globally applicable scale. As such, both foreign currency and local currency international ratings are internationally comparable assessments.

The Local Currency International Rating measures the likelihood of repayment in the currency of the jurisdiction in which the issuer is domiciled and hence does not take account of the possibility that it will not be possible to convert local currency into foreign currency or make transfers between sovereign jurisdictions (transfer and convertibility [T&C] risk).

Foreign Currency Ratings additionally consider the profile of the issuer or note after taking into account T&C risk. This risk is usually communicated for different countries by the Country Ceiling, which caps the foreign currency ratings of most, though not all, issuers within a given country.

Where the rating is not explicitly described in the relevant Rating Action Commentary as local or foreign currency, the reader should assume that the rating is a Foreign Currency Rating (i.e. the rating is applicable for all convertible currencies of obligation).

Issuer Default Ratings

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns, insurance companies and certain sectors within public finance, are generally assigned Issuer Default Ratings (IDRs). IDRs are also assigned to certain entities in global infrastructure and project finance. IDRs opine on an entity's relative vulnerability to default (including by way of a distressed debt exchange) on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment

would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency's view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

AAA: Highest credit quality.
'AAA' ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very high credit quality.
'AA' ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality.
'A' ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good credit quality.
'BBB' ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative.
'BB' ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.

B: Highly speculative.
'B' ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC: Substantial credit risk.
Default is a real possibility.

CC: Very high levels of credit risk.
Default of some kind appears probable.

C: Near default

A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a 'C' category rating for an issuer include:

a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

b. the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation;

c. the formal announcement by the issuer or their agent of a distressed debt exchange;

d. a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent

RD: Restricted default.

'RD' ratings indicate an issuer that in Fitch's opinion has experienced:

a. an uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation, but

b. has not entered into bankruptcy filings, administration, receivership, liquidation, or other formal winding-up procedure, and

c. has not otherwise ceased operating.

   This would include:

   i.   the selective payment default on a specific class or currency of debt;

   ii. the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

   iii. the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.

D: Default.

'D' ratings indicate an issuer that in Fitch's opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

In all cases, the assignment of a default rating reflects the agency's opinion as to the most appropriate rating category consistent with the rest of its universe of ratings and may differ from the definition of default under the terms of an issuer's financial obligations or local commercial practice.

Structured Finance

Ratings of structured finance obligations on the long-term scale consider the obligations' relative vulnerability to default. These ratings are typically assigned to an individual security or tranche in a transaction and not to an issuer.

AAA: Highest Credit Quality.
'AAA' ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very High Credit Quality.
'AA' ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High Credit Quality.
'A' ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good Credit Quality.
'BBB' ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative.
'BB' ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time.

B: Highly Speculative.
'B' ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC: Substantial Credit Risk.
Default is a real possibility.

CC: Very High Levels of Credit Risk.
Default of some kind appears probable.

C: Exceptionally High Levels of Credit Risk.
Default appears imminent or inevitable.

D: Default.
Indicates a default. Default generally is defined as one of the following:

a. Failure to make payment of principal and/or interest under the contractual terms of the rated obligation;

b. bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of the business of an issuer/obligor; or

c. distressed exchange of an obligation, where creditors were offered securities with diminished structural or economic terms compared with the existing obligation to avoid a probable payment default.

Structured Finance Defaults

Imminent default, categorized under 'C', typically refers to the occasion where a payment default has been intimated by the issuer and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a distressed debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

Additionally, in structured finance transactions, where analysis indicates that an instrument is irrevocably impaired such that it is not expected to pay interest and/or principal in full in accordance with the terms of the obligation's documentation during the life of the transaction, but where no payment default in accordance with the terms of the documentation is imminent, the obligation will typically be rated in the 'C' category.

Structured Finance Write-downs

Where an instrument has experienced an involuntary and, in the agency's opinion, irreversible write-down of principal (i.e. other than through amortization, and resulting in a loss to the investor), a credit rating of 'D' will be assigned to the instrument. Where the agency believes the write-down may prove to be temporary (and the loss may be written up again in future if and when performance improves), then a credit rating of 'C' will typically be assigned. Should the write-down then later be reversed, the credit rating will be raised to an appropriate level for that instrument. Should the write-down later be deemed as irreversible, the credit rating will be lowered to 'D'.

Notes:
In the case of structured finance, while the ratings do not address the loss severity given default of the rated liability, loss severity assumptions on the underlying assets are nonetheless typically included as part of the analysis. Loss severity assumptions are used to derive pool cash flows available to service the rated liability.

The suffix 'sf' denotes an issue that is a structured finance transaction.

Enhanced Equipment Trust Certificates (EETCs) are corporate-structured hybrid debt securities that airlines typically use to finance aircraft equipment. Due to the hybrid characteristics of these bonds, Fitch's rating approach incorporates elements of both the structured finance and corporate rating methodologies. Although rated as asset-backed securities, unlike other structured finance ratings, EETC ratings involve a measure of recovery given default akin to ratings of financial obligations in corporate finance, as described above.

Short-Term Ratings Assigned to Issuers and Obligations

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as "short term" based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets.

F1: Highest Short-Term Credit Quality.
Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2: Good Short-Term Credit Quality.
Good intrinsic capacity for timely payment of financial commitments.

F3: Fair Short-Term Credit Quality.
The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative Short-Term Credit Quality.
Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C: High Short-Term Default risk.
Default is a real possibility.

RD: Restricted Default.
Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D: Default
Indicates a broad-based default event for an entity, or the default of a short-term obligation.

Relationship between Short-Term and Long-Term Ratings in Corporate and Public Finance

For the agency's corporate and public finance ratings, issuers may often carry both Long- Term and Short-Term Ratings. These may be assigned to the issuer, to its obligations, or to both. While there are a large number of discrete factors that drive Short-Term Ratings, a linkage has typically existed between Short-Term and Long-Term Ratings. In part, this reflects the inherent importance of liquidity and near-term concerns within the assessment of the longer-term credit profile. Additionally, it ensures that the two scales do not intuitively contradict each other for a given issuer. This linkage is outlined below, and in most circumstances displays a certain asymmetry, namely:

a. Higher relative short-term default risk implies an elevated risk of default in the near-term that cannot be separated from the long-term default assessment for most instruments and issuers; but

b. lower relative short-term default risk, perhaps through factors that lend the issuer's profile temporary support, may coexist with higher medium- or longer- term default risk.

The Rating Correspondence Table thus represents a "common-sense" check on the combination of a particularly weak Short-Term Rating with a high Long-Term Rating. The other asymmetry — stronger Short-Term Rating but weaker Long-Term Rating — is addressed conceptually. The Short-Term Rating within investment grade is a measure of intrinsic or sustainable liquidity, which in most cases excludes the kind of temporary or unsustainable support described in point b. above.

The table below is a guide only. Actual ratings assigned can differ from this correspondence consistent with the criteria employed by individual rating groups, where analytically merited.

Rating Correspondence Table

Long-Term Rating	Short-Term Rating
AAA	F1+
AA+	F1+
AA	F1+
AA–	F1+
A+	F1 or F1+
A	F1
A–	F2 or F1
BBB+	F2
BBB	F3 or F2
BBB–	F3
BB+	B
BB	B
BB–	B
B+	B
B	B
B–	B
CCC+/ CCC/ CCC–	C
CC	C
C	C
RD/D	RD/D

Ratings Definitions

Additional information regarding Ratings Definitions can also be found via the web link below under the heading: *"Ratings Definitions", "Ratings Definitions (PDF, 870 KB)"* https://www.fitchratings.com/site/definitions

17 CFR 17g-7(b) Disclosure of Credit Rating Histories

Information pursuant to **17 CFR 17g-7(b)** *Disclosure of Credit Rating Histories,* can be found at the web address: https://www.fitchratings.com/site/ratings-history-disclosure